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Securities and Exchange

MAR 28 2019

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18008821

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Williams Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Post Road East, Suite 120
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Babak B Morovati (203) 353-7685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Babak B Morovati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Williams Trading, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT
(PUBLIC PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES AND EXCHANGE COMMISSION)

DECEMBER 31, 2017

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Williams Trading, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Williams Trading, LLC and Subsidiaries as of December 31, 2017, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Williams Trading, LLC and Subsidiaries as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Williams Trading, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Williams Trading, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Williams Trading, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Williams Trading, LLC and Subsidiaries' auditor since 2015.
White Plains, New York
February 28, 2018

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	6,994,908
Cash restricted or segrgated under regulations		1,246,497
Receivables from clearing brokers, including clearing deposits of $2,000,000		4,147,919
Commissions and other receivables		562,261
Property and equipment, net		84,571
Other assets		171,756
	$	13,207,912
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,365,884
Commitments and contingencies (Note 3)		
Equity		
Member's equity		11,290,455
Non-controlling interest		55,564
Accumulated other comprehensive loss		(503,991)
Total equity		10,842,028
	$	13,207,912

See accompanying notes to consolidated financial statements.

1. Nature of business

Williams Trading, LLC ("Williams Trading") is a New York limited liability company, formed in July 1997 and commenced operations in March 1998 as an approved broker-dealer. Williams Trading is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the NYSE ARCA Exchange ("NQX"), and the NASDAQ exchange.

Williams Trading's operations are also conducted through its wholly-owned and majority owned subsidiaries.

Williams Trading (UK) Limited ("Williams UK"), a wholly-owned subsidiary of Williams Trading, is an entity that is the majority owner (99%) of Williams Trading Europe, LLP ("Williams Europe"). Williams Europe commenced operations March 16, 2006, as a registered broker-dealer with the Financial Conduct Authority ("FCA") located in the United Kingdom.

Williams Helo, LLC ("Williams Helo"), a wholly-owned subsidiary of Williams Trading, is an entity that owns a share of a helicopter.

Williams Trading, Williams UK, and Williams Europe execute trades with or on behalf of, and earn commissions from, managers of private investment funds ("clients").

2. Summary of significant accounting policies

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of Williams Trading, Williams Helo, Williams UK, and Williams Europe ("collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, ("GAAP").

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

2. Summary of significant accounting policies (continued)

Securities Owned, at Fair Value

Securities owned, which may consist of equity securities, corporate bonds, and options, are valued at market and unrealized gains and losses are reflected in revenues.

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to clearing agreements with the various clearing firms.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission and trading revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Investment Banking

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-5 years	Straight-line
Telecommunication and other equipment	3-5 years	Straight-line
Computer hardware and software	3-5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2017.

2. Summary of significant accounting policies (continued)

Foreign Currency Translation

Foreign currency transactions and the financial statements of Williams Trading's foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are reported as a separate component of member's equity. The annual currency translation adjustment increased total equity by $212,655 for the year ended December 31, 2017.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits, as well as foreign tax audits.

Non-Controlling Interest

The third-party ownership interest in consolidated subsidiaries that are less than wholly owned are referred to as non-controlling interests. The portion of equity of such subsidiaries is presented as non-controlling interests on the consolidated statement of financial condition.

3. Property and equipment

Property and equipment consist of the following at December 31, 2017:

Furniture and fixtures	$	296,046
Telecommunication and other equipment		337,787
Comuter hardware and software		1,434,536
Leasehold improvements		449,937
		2,518,306
Less accumulated depreciation and amortization		(2,433,735)
	$	84,571

4. Commitments and contingencies

The Company is obligated under operating lease agreements in the United Kingdom and the United States for office space, which provides for aggregate future minimum rental payments.

Williams Trading and Williams Europe rent three separate office spaces under Tenancy at Will agreements. The existing Williams Trading agreement calls for monthly rental payments of approximately $15,500 per month for two office spaces or approximately $186,000 for the year ended December 31, 2017. The existing Williams Europe agreement calls for monthly rental payments of approximately $9,500 or approximately $114,000 for the year ended December 31, 2017.

The combined future lease commitments are detailed as follows:

Year Ending December 31,	Amount
2018	$ 299,016
2019	202,992
2020	79,491
	$ 581,499

In the normal course of business, the Company may be party to various legal matters. Management of the Company, after consultation with legal counsel, believes that there were no legal matters that would have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

5. Net capital requirement

Williams Trading is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, Williams Trading's net capital was $4,978,174 which was $4,728,174 in excess of its minimum requirement of $250,000.

6. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operation for securities transactions are provided by two brokers. These brokers are members of major securities exchanges. At December 31, 2017, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. The Company's receivables from brokers are comprised of the required aggregate clearing deposit of $2,000,000 as well as surplus cash held in reserve at the Company's clearing brokers.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specific security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices.

Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As part of its trading strategy, the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments. There were no securities sold, but not yet purchased or derivative financial instruments at December 31, 2017.

The Company clears all of its securities transactions through the clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large NQX or FINRA member firms and through a variety of reporting and control procedures.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. Retirement plan

Effective January 1, 2004, the Company's Money Purchase Pension Plan was merged into its 401(k) Profit-Sharing Plan (the "Plan"). The Plan is for the benefit of all eligible employees who may make voluntary contributions to the Plan that cannot exceed $18,000 per annum, subject to IRC regulations. Company contributions to the Plan are at the discretion of management.

8. Commission Recapture Transactions

During 2017, the Company entered into commission recapture arrangements with certain clients within the provisions of Rule 28(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using commission recaptures. Other clients, specifically hedge funds, may still participate in the commission recapture program pursuant to the guidelines established in their fund documents. Under the commission recapture program, the Company uses commissions to pay brokerage and research related expenses on behalf of clients. At December 31, 2017, the Company has an outstanding liability of approximately $1,192,000 included in accounts payable and accrued expenses on the consolidated statement of financial condition.

The Company is holding a restricted cash account, in accordance with its FINRA membership agreement, of $1,246,497 which is related to proceeds from commission recapture transactions. The Company disburses this cash to third parties on behalf of its customers as it receives invoices for payments per commission recapture arrangements it has with its customers. This amount is included in cash restricted or segregated under regulations in the accompanying consolidated statement of financial condition.

9. Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 on the Company's consolidated financial statements and related disclosures and determined there is no material impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated statement of financial condition and on net capital.